[redacted]

11023247

* 9/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

**OMB APPROVAL**
OMB Number 3235-0123
Expires April 30, 2013
Estimated average burden
Hours per response 12.00

**SEC FILE NUMBER**
8 – 68030

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2011
WASHINGTON, DC
200

# ANNUAL AUDITED REPORT
# FORM X-17A-5
PART III
FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JULY 1, 2010 AND ENDING JUNE 30, 2011

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

CENTRUM SECURITIES LLC

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

18 EAST 48TH STREET

| NEW YORK, | NEW YORK | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR CARMEL, CEO — (212) 527 - 3201

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

KW 9/14

# OATH OR AFFIRMATION

I, *ARTHUR CARMEL,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *CENTRUM SECURITIES LLC, as of JUNE 30, 2011,* are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO BEFORE ME THIS 13
DAY OF June, 2011
STATE OF NEW YORK
COUNTY OF } S.S.

X [signature]
Signature

C.E.O.
Title

X [signature]
Notary Public

MADELINE SANTANA
Notary Public, State of New York
No. 01SA4944789
Qualified in Queens County
Commission Expires Nov. 28, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CENTRUM SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 569,877 |
| Property, equipment, net of accumulated depreciation of $3,859 | 2,513 |
| Other assets | 18,528 |
| Total assets | $ 590,918 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable and accrued expenses | 8,098 |
| Total liabilities | 8,098 |
| **Commitments and Contingencies** (Note 4) | |
| **Members' Equity** | |
| Members' Equity (Note 5) | 582,820 |
| Total liabilities and members' equity | $ 590,918 |

*The accompanying notes are an integral part of this statement.*

**CENTRUM SECURITIES LLC**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2011

## Note 1 - Nature of Business

Centrum Securities LLC (The "Company") is a 99% owned subsidiary of Centrum Capital Holdings LLC (Parent), which is a wholly owned subsidiary of Centrum Capital Limited, an Indian financial services company listed on the Bombay Stock Exchange. The Company provides marketing, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The settlement of the customer securities transactions is facilitated by Centrum Broking Private Limited (Affiliate), an affiliate of the Parent, in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to SEC Rule 15c3-1, the Uniform Net Capital Rule.

## Note 2 - Summary of Significant Accounting Policies

*a)* ***Revenue Recognition***
The Company provides marketing and research services to facilitate securities transactions. Fees for these services are recognized quarterly. Interest and dividend revenues are earned from the underlying financial instruments owned.

*b)* ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

*c)* ***Cash***
The Company maintains cash in bank accounts one of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on its cash.

*d)* ***Fixed Assets***
Fixed assets are carried at cost and depreciated over an estimated useful life of 3-5 years using the straight line method.

**CENTRUM SECURITIES LLC**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2011

## Note 2 - Summary of Significant Accounting Policies (continued)

*e)* ***Use of Estimates***

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of June 30, 2011, and the reported amounts of revenues and expenses during the year then ended. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

*f)* ***Foreign Currency***

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the month end exchange rates. The U.S. dollar is considered the functional currency.

## Note 3- Related Party Transactions

The Company provides marketing and research services to facilitate sales of Indian securities through the Affiliate (Note 1). Fees for such services are determined quarterly. For the year ended June 30, 2011, all of the income of the Company was earned from this arrangement.

## Note 4- Commitments and Contingencies

***Premises***

The Company leases its premises under a lease expiring January 31, 2012. The aggregate minimum future payments under this lease during the years following June 30, 2011, are as follows:

| | |
|---|---|
| 2012 | 21,630 |

## Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method to compute net capital. At June 30, 2011, the Company had net capital of $561,779, which was $311,779 in excess of its required net capital of $250,000.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
Centrum Securities LLC
18 East 48th Street
New York, NY 10017

We have audited the accompanying statement of financial condition of Centrum Securities LLC as of June 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centrum Securities LLC as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
July 20, 2011

**CENTRUM SECURITIES LLC**
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011